Royal Bank of Canada Market Linked Securities	Filed Pursuant to Rule 433 Registration Statement No. 333-275898

Market Linked Securities—Auto-Callable with Contingent Coupon with Memory Feature and Geared Buffered Downside

Principal at Risk Securities Linked to the Common Stock of Carrier Global Corporation due October 3, 2028

Term Sheet dated September 25, 2026

Summary of Terms

Issuer:	Royal Bank of Canada
Market Measure:	The common stock of Carrier Global Corporation (the “Underlying Stock”)
Pricing Date:	September 28, 2026
Issue Date:	October 1, 2026
Final Calculation Day:	September 28, 2028
Stated Maturity Date:	October 3, 2028
Face Amount:	$1,000 per security
Contingent Coupon Payment (with Memory Feature):	On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if the closing value of the Underlying Stock on the related calculation day is greater than or equal to the coupon threshold value. In addition, if the closing value of the Underlying Stock on one or more calculation days is less than its coupon threshold value and, on a subsequent calculation day, the closing value of the Underlying Stock on that subsequent calculation day is greater than or equal to its coupon threshold value, the securities will pay the contingent coupon payment due for that subsequent calculation day plus all previously unpaid contingent coupon payments (without interest on amounts previously unpaid). Each “contingent coupon payment,” if any, will be calculated per security as follows: ($1,000 × contingent coupon rate)/4.
Contingent Coupon Payment Dates:	Quarterly, on the third business day following each calculation day, provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date
Contingent Coupon Rate:	At least 10.75% per annum, to be determined on the pricing date
Automatic Call:	If the closing value of the Underlying Stock on any of the quarterly calculation days scheduled to occur from March 2027 to June 2028, inclusive, is greater than or equal to the starting value, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security in U.S. dollars equal to the face amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments.
Calculation Days:	Quarterly, on the 28th day of each March, June, September and December, commencing December 2026 and ending September 2028, provided that the September 2028 calculation day will be the final calculation day
Call Settlement Date:	The contingent coupon payment date immediately following the applicable calculation day
Maturity Payment Amount, if the Securities Are Not Automatically Called (per Security):

•

if the ending value is greater than or equal to the downside threshold value: a cash payment in U.S. dollars equal to $1,000; or

•

if the ending value is less than the downside threshold value: a number of shares of the Underlying Stock equal to the share delivery amount. Fractional shares will be paid in cash in an amount equal to the number of fractional shares multiplied by the ending value

Share Delivery Amount:	A number of shares of the Underlying Stock equal to the product of (i) $1,000 divided by the downside threshold value and (ii) the adjustment factor as of the stated maturity date (rounded to five decimal places). The adjustment factor is initially set equal to 1.0 on the pricing date. The share delivery amount is subject to adjustment for certain corporate events relating to the Underlying Stock.
Starting Value:	The closing value of the Underlying Stock on the pricing date
Ending Value:	The closing value of the Underlying Stock on the final calculation day
Coupon Threshold Value:	80% of the starting value
Downside Threshold Value:	80% of the starting value

Summary of Terms (continued)

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”), an affiliate of the issuer
Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount:	Up to 2.325%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75% and WFS may pay 0.075% of the agent’s discount to WFA as a distribution expense fee. In addition, selected dealers may receive a fee of up to 0.20% for marketing and other services.
CUSIP:	78015QZZ7

Hypothetical Payout Profile (maturity payment amount)*

* If the ending value is less than the downside threshold value, you will receive on the stated maturity date per security a number of shares of the Underlying Stock equal to the share delivery amount. Fractional shares will be paid in cash. For purposes of the above profile, the value of the shares received is calculated based on the ending value. The actual value of any shares received on the stated maturity date will depend on the closing value of the Underlying Stock on the stated maturity date, which may be less than the ending value.

If the securities are not automatically called prior to stated maturity and the ending value is less than the downside threshold value, you will receive at maturity a number of shares of the Underlying Stock that will likely be worth less than the face amount of your securities and could be worth nothing. The actual value of the shares you receive at maturity will depend on the closing value of the Underlying Stock on the stated maturity date, which may be lower than the ending value.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of the Underlying Stock, but you will have downside exposure to the Underlying Stock if the ending value is less than the downside threshold value.

The initial estimated value of the securities determined by us as of the pricing date, which we refer to as the initial estimated value, is expected to be between $914.00 and $964.00 per security and will be less than the original offering price of the securities. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

Preliminary Pricing Supplement:

https://www.sec.gov/Archives/edgar/data/1000275/000095010326014503/dp253842_424b2-wfceln413carr.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet and the accompanying preliminary pricing supplement and “Risk Factors” in the accompanying product supplement.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations

An investment in the securities involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the securities unless you understand and can bear the risks of investing in the securities.

Risks Relating To The Terms And Structure Of The Securities

•	If The Securities Are Not Automatically Called Prior To Stated Maturity, You May Lose Some Or All Of The Face Amount Of Your Securities At Stated Maturity.

•	The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Contingent Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.

•	You Will Be Exposed To The Decline In The Underlying Stock If The Ending Value Is Less Than The Downside Threshold Value, But Will Not Participate In Any Positive Performance Of The Underlying Stock.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.

•	You Will Be Subject To Reinvestment Risk.

•	A Contingent Coupon Payment Date, A Call Settlement Date Or The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

•	Payments On The Securities Are Subject To Our Credit Risk, And Market Perceptions About Our Creditworthiness May Adversely Affect The Market Value Of The Securities.

•	The U.S. Federal Income Tax Consequences Of An Investment In The Securities Are Uncertain.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

•	There May Not Be An Active Trading Market For The Securities And Sales In The Secondary Market May Result In Significant Losses.

•	The Initial Estimated Value Of The Securities Will Be Less Than The Original Offering Price.

•	The Initial Estimated Value Of The Securities Is Only An Estimate, Calculated As Of The Time The Terms Of The Securities Are Set.

•	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

Risks Relating To Conflicts Of Interest

•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

Risks Relating To The Underlying Stock

•	Investing In The Securities Is Not The Same As Investing In The Underlying Stock.

•	Historical Values Of The Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.

•	The Securities May Become Linked To The Common Stock Of A Company Other Than The Original Underlying Stock Issuer.

•	We Cannot Control Actions By The Underlying Stock Issuer.

•	We And Our Affiliates Have No Affiliation With The Underlying Stock Issuer And Have Not Independently Verified Its Public Disclosure Of Information.

•	You Have Limited Anti-dilution Protection.

Royal Bank of Canada has filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.